FOR IMMEDIATE RELEASE	April 11, 2023

Micromem Romanian Project Update

Toronto, Ontario and New York, New York, April 11, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to announce it has been advised that the algorithms for the analytics will be complete in time for installation on the 2 Initial Units that were previously announced.  The University and WING have selected project leads and teams for the analytic solutions, ARTRA technology and powerline monitoring (PLM) work.  The Company expects the work plan and the milestone requirements for the lab units, followed by field trials schedules, will be completed during this month, along with the full timetables for an anticipated successful deployment of the technology.

The analytics opportunity includes a variation of algorithms that are being developed for use in the electrical industry and is not limited to the ARTRA technology hardware.

Micromem is preparing a draft of the proforma on the analytics component of the project.  The final proforma will require approval by all the final project subscribers.

The Company will issue separate releases with further information on the full timetable, proforma details, and an update on the Transelectrica proposal and project.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) (CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 489,256,379

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023. Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com